Our File No.	17309L-216647
Date	April 16, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

United States of America 20549-4628

Attention: Sonia Bednarowski

Dear Sirs/Mesdames:

Re:	Vitran Corporation Inc.

Amendment No. 1 to Preliminary Proxy Statement on

Schedule 14A

Filed: April 10, 2013

SEC File No.: 001-32449

As you know, we are Ontario counsel to Vitran Corporation Inc. (“Vitran” or the “Company”). We understand that the Securities and Exchange Commission (the “SEC”) has asked the Company to amend its proxy form to allow its shareholders to vote “for” or “against”, or to abstain from voting, in connection with the resolution to elect directors at Vitran’s annual and special shareholders’ meeting currently scheduled for May 15, 2013. We further understand that the SEC is of the view that this form of voting is required under Rule 14a-4 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) so that a nominee will not be elected as a director if a majority of votes cast in respect of the nominee’s election are voted “against” (a “Majority Voting”).

We understand that Vitran has ceased to qualify as a foreign private issuer (as defined in Rule 3b-4 under the Exchange Act). The Company was incorporated under, and continues to be governed by, the Business Corporations Act (Ontario) (the “Act”).

The regulations under the Act (the “Regulations”) impose specific requirements relating to the form of proxy to which the Company must adhere in soliciting votes at its annual shareholders’ meeting. Section 27(4) of the Regulations provides that a form of proxy shall provide “a means for the shareholder to specify that the shares registered in the shareholder’s name shall be voted for or against” each matter to be put before a meeting “other than the appointment of an auditor, the remuneration of the auditor and the election of directors”. Section 27(6) of the Regulations then provides as follows:

“A form of proxy shall provide a means for the shareholder to specify that the shares registered in the shareholder’s name shall be voted or withheld from voting in respect of the appointment of an auditor, the remuneration of the auditor or the election of directors.”

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Similarly, sections 9.4(4) and 9.4(6) of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), which is a regulation of the securities legislation of each of the securities regulatory authorities in Canada, are identical in substance to sections 27(4) and 27(6) of the Regulations, respectively.

Pursuant to section 113 of the Act, an application can be made to the Ontario Securities Commission (the “OSC”) to obtain an exemption from the requirements relating to a form of proxy if there is adequate justification for so doing. In addition, pursuant to section 13.1 of NI 51-102, an application can be made to the OSC to obtain an exemption from the requirements relating to a form of proxy under NI 51-102. To our knowledge, no exemptions have been granted by the OSC under such provisions in respect of amendments to a form of proxy. Moreover, we would not expect that such an exemption could be obtained in order to allow Vitran to impose Majority Voting.

In this regard, we note that, in January 2011, the OSC issued Staff Notice 54-701 – Regulatory Developments Regarding Shareholder Democracy Issues wherein it was noted that:

“We are assessing whether reforms to securities law are appropriate to facilitate individual director voting and majority voting for director elections of reporting issuers.”

Comments were requested by March 31, 2011. In a March 31, 2011 letter to the OSC, the Canadian Coalition for Good Governance, an advocate for shareholders’ rights, suggested that the Canadian securities administrators should seek to use their powers to require Majority Voting. However, the letter notes that this was unlikely:

“We understand, however, that staff of the OSC have been reluctant to establish rules in this area since the structure of director elections has historically been a matter of corporate law.”

We have recently confirmed with staff of the OSC (by email and telephone) that they would not be prepared to recommend exemptive relief to allow for Majority Voting.

We are of the opinion that Majority Voting is not in compliance with the Act nor NI 51-102. Accordingly, without exemptive relief, the solicitation of proxies by the Company by using a form of proxy, which provides a means for a shareholder of the Company to specify that the shares registered in the shareholder’s name shall be voted “for” or “against” in connection with the election of directors, would be in breach of the Act and NI 51-102. Based on discussions today with staff of the OSC, we believe that, if exemptive relief is sought to change the form of proxy mandated by the Act and NI 51-102, it is highly unlikely that such exemptive relief would be granted in order to allow Vitran to impose Majority Voting.

The opinion expressed above is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein, and we express no opinion as to any laws, or matters governed by any laws, other than the laws of the Province of Ontario and the federal laws of Canada applicable therein in effect as of the date hereof.

The opinion expressed above is provided solely for the benefit of the addressee in connection with the matter described herein and may not be used or relied upon by any other person or for any other purpose.

Yours truly,

/s/ McMillan LLP

PDD/rs

Cc:	Fayaz Suleman,
Chief Financial Officer, Vitran Corporation Inc.